DEER CONSUMER PRODUCTS, INC.
Area 2, 1/F, Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen, China 518057
(86) 755-8602-8285

July 12, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Deer Consumer Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 1-34407

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2011, to Deer Consumer Products, Inc. (the “Company”) regarding the above-mentioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

General

1.           Please advise us supplementally whether you continue to anticipate that the new factory to be constructed in the Wuhu area of the AnHui Province will be completed in 2011.

Response:

On page 20 of the Company’s quarterly report on Form 10Q for the period ended March 31, 2011, the Company disclosed that, “[w]e have received official land use right certificates issued by the PRC government for these land parcels and broke ground in 2011 for the initial phase of construction of our new production and distribution facilities. The Company anticipates that the new facilities will allow us to target the neighboring population of more than 400 million as we continue to grow our business in the China domestic market. We anticipate that the new facilities will be constructed in several phases, on pace with our growing China domestic product distribution footprint.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

The Company plans to construct the foundation of the new facilities which will include factories and warehouses. The Company plans to complete the construction of fencing, sewage system, water pipes, gas and utilities, the factory’s main entrance and leveling the land during the remainder of 2011. The Company plans to complete the construction of certain workshops and the warehouse in 2012, which are estimated to be about 1 million square feet. The pace of construction will be determined by the pace of the Company’s China domestic market expansion.

2.           We note that the new factory to be constructed in the AnHui Province will increase your production capacity by 40%. Please advise us, with a view towards disclosure, whether your current factory operates at capacity. Likewise, advise us when management anticipates needing the additional capacity the new factory can provide, and whether the additional capacity will be brought on line incrementally or all at once.

Response:

The Company previously disclosed in its Current Report on Form 8-K filed on March 14, 2011: “Once completed, the new facilities (in Wuhu) are planned to serve primarily as a hub for our China domestic markets, while our current facilities in Yangjiang, GuangDong Province will serve primarily as a hub for our export markets . . . We also anticipate realizing significant savings on shipping and logistics costs compared to our current Yangjiang location, which is located at the southern tip of China's southern GuangDong province, several days shipping time away from central China by land transportation. Until we complete the planned new location in east central China, we will continue to supply out of our current facilities in Yangjiang, where we have sufficient existing production capacity to support our growth plan in 2011.”

The Company’s current factory located in Yangjiang, Guangdong province in south China does not operate at full capacity. The Yangjiang facilities have been primarily used for fulfilling export orders. The Company’s anticipated new facilities in AnHui are located in central China and will be primarily used to fulfill China domestic orders. The two facilities are about 1,000 miles apart. Management anticipates needing the new capacity at the new facilities in AnHui over the next few years. This additional capacity will be brought on line incrementally in accordance with the Company’s China domestic expansion strategy.

Products. page 2

3.           Please revise the first sentence to clarify that Deer Consumer Products, Inc. is a holding company with no material assets other than the stock of its wholly-owned subsidiaries, that, through its operating subsidiary Winder, manufactures small home and kitchen appliances.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company proposes to revise the first sentence in accordance with the Staff’s comment as set forth below.

“We are a U.S. holding company with no material assets other than the stock of our wholly owned subsidiaries, including our operating subsidiary Winder, which manufactures our small home and kitchen electric appliances for the consumer market in China and for export markets.”

Industry Overview. page 2

4.           We note references to third party information, such as the 2009 CCID Consulting and China Market Monitor Co., Ltd., on page 2. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Response:

We enclose as Exhibit A a copy of the 2009 CCID Consulting and China Market Monitor Co., Ltd. Report (the “Report”), marked to clearly cross-reference statements made in the Company’s annual report with the underlying factual support. For the convenience of the Staff, the marked portions of the Report have been translated into English.

Sales and Marketing, page 3

5.           Please revise here, and within your annual report, to provide more fulsome disclosure concerning how Deer increased sales of its Deer brand within the China domestic market by “establishing a direct channel presence” at retail locations.

Response:

The Company proposes to add the disclosure set forth below to its Sales and Marketing section and its annual report in accordance with the Staff’s comment.

“The increase in sales and distribution of our Deer brand (德尔) products to the China domestic market in 2010 was attributable to our establishing a direct sales channel presence at domestic retail stores across China, such as Gome, SuNing and Rainbow Department Stores. The presence of our products on the shelves of these large and well-known nationwide retailers provided our products with a high degree of visibility throughout China. In addition, we hire in-store promoters to directly introduce our products to in-store customer traffic.”

6.           Please revise here, and within your annual report, likewise to more fully expand upon how Deer “continued its marketing program” to increase sales and product distribution to markets outside of China.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company proposes to add the disclosure set forth below to its Sales and Marketing section and its annual report in accordance with the Staff’s comment.

“After the global financial crisis in 2010 the Company experienced a decrease in customer orders from North America. As a result, the Company continued its marketing program to increase sales and distribution of products in emerging markets, such as South America, Asia, Africa and the Middle East. The Company’s sales personnel marketed the Company’s products through various channels including participating in exhibitions such as at the Canton Fair, the largest import and export trade fair in China and a leading venue for Chinese exporters to exhibit and sell their goods to the international markets. The Canton Fair is one of the significant sources of export oriented new business for the Company each year. The Company also maintains regular contacts with current and new international customers to solicit repeat orders and obtain new orders.”

7.           We note you disclose that the company’s Sales and Marketing department consisted of 150 employees at December 31, 2010. In light of your significant year over year increase in revenue, please disclose and tell us what this number was at December 31, 2009 and December 31, 2008 for comparative purposes.

Response:

The Company proposes to add the disclosure set forth below to its Sales and Marketing section in accordance with the Staff’s comment.

“The Company’s Sales and Marketing department consisted of 98 full-time employees at both December 31, 2009, and December 31, 2008.  From time to time, the Company has also hired part-time marketing personnel to help market the Company’s products at trade shows and third-party sales agents who introduce new customers to the Company.”

8.           Also, please quantify the expansion of your sales channels to the extent that this is support for increases in revenue.

Response:

The Company proposes to add the disclosure set forth below to its Sales and Marketing section in accordance with the Staff’s comment.

“We have been actively expanding our traditional and non-traditional sales channels in the China domestic market to increase our revenues.  Our sales through traditional channels, including retail stores such as Gome and SuNing, expanded to $58,734,807 in 2010 from $11,450,788 in 2009. In addition, our sales through non-traditional channels, such as hospitality, restaurant and commercial channels, increased to $18,162,298 in 2010 from $2,928,336 in 2009.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Customers, page 4

9.           We note that Song Qiao is identified as a 13% customer, yet is discussed nowhere else in your Form 10-K, including within Management's Discussion and Analysis. Please advise. We note the discussion of Gome and SuNing within that section of your Form 10-K.

Response:

The Company proposes to add the underlined disclosure below regarding Song Qiao to the revenues section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.  The Company notes that Song Qiao is a wholly-owned subsidiary of SuNing. As sales to such related parties is aggregated for disclosure purposes, the Company considers Song Qiao and SuNing one customer.

“Our products currently are available in approximately 3,000 retail distribution points as of March 2011. Beginning in the latter half of 2009, we increased sales of our products under a private label arrangement to SuNing, who together with its wholly-owned subsidiary Song Qiao, is a prominent national electric appliance retail chain in China with roughly 900 stores and with more locations added each year.”

The Company proposes to add the underlined disclosure below regarding Song Qiao to its customers section on page 4 in accordance with the Staff’s comment.

“Our two largest customers, Song Qiao, a wholly-owned subsidiary of SuNing, and Gome, accounted for 14% and 10% of our revenues in 2010. Our other top customers in 2010 included: SuNing, Focus Electric, Lidehaisi, Sattar, Rainbow Department Store (天虹商场), Shen Zhen Chu TianLong, Sanwai and Taggo.”

Export Market, page 4

10.         Your statement that sales to customers outside of China accounted for 57%, 82%, and 95% of your revenues over the past three years appears to suggest a trend at variance with your statement in the following paragraph that, “We have experienced significant growth to customers in South America, Asia, Europe and the Middle East over the past three years.” Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

Response:

The Company’s overall increase in sales between 2008 and 2010, from $43,784,935 to $175,845,887, was driven by both an increase in sales outside of China, from $41,595,688 to $100,232,155, and an increase in sales in the China domestic market, from $2,189,246 to $75,613,731.  The Company posted larger percentage increases in year over year sales in the China domestic market, with an average yearly growth rate between 2008 and 2010 of approximately 493%, than in sales outside of China, with an average yearly growth rate between 2008 and 2010 of approximately 55%. We believe the 55% growth rate between 2008 and 2010 and $58,636,467 increase in sales to customers outside of China represents “significant growth” as described in the Company’s current disclosure.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Intellectual Property, page 5

11.         We note your statement that in December, 2008 you entered into transfer agreements that intended to transfer the ownership of patents and trademarks from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd, and Shenzhen Kafu Industrial Company Ltd., to Winder. Please advise us why there is uncertainty that such a transfer was, or has been, effected. Please advise us further what steps, if any, you have taken to effect the transfer of the referenced patents and trademarks. We note related risk factor disclosure at page 9, “[w]e may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business.”

Response:

The intended transfer of ownership of patents and trademarks from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd., and Shenzen Kafu Industrial Company Ltd. to Winder has not been completed since such transfers have not been registered with the State Intellectual Property Office of the PRC and the China Trademark Office under the State Administration of Industry and Commerce of the PRC. Because the Company has been relying on a perpetual, exclusive, world-wide and royalty-free license which may not be cancelled by the licensors, the Company has not registered the transfer as noted in the risk factor on page 9. This license is sufficient to grant all rights necessary for the Company to conduct its operations and is set forth in a supplemental agreement entered into between the Company and the aforementioned licensors on November 19, 2009, and filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2009.

The Company proposes to add the disclosure underlined below to the risk factor in accordance with the Staff’s comment and to be consistent with this discussion.

“Winder may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

We and our subsidiaries have historically licensed the right to use patents and trademarks from various parties, including from our Chairman and Chief Executive Officer, Ying He, his brother, Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer patents and trademarks used by us from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Any transfer of the ownership of such patents and trademarks requires that the transfer agreements be registered with the State Intellectual Property Office of the PRC and the China Trademark Office under the State Administration of Industry and Commerce of the PRC, respectively. In the absence of such registration, the transfers would be ineffective under PRC law. To clarify the transfer and safeguard our right to use these patents and trademarks, Winder has entered into a supplemental agreement to such transfer agreements whereby the original intellectual property holders clarify that a transfer of ownership was intended and their license of the use of the patents and trademarks to Winder has and will continue on a perpetual, exclusive, world-wide and royalty-free basis, which may not be cancelled by the licensor or grantor until such time as the ownership of such patents and trademarks are effectively transferred to Winder. This license is set forth in a supplemental agreement entered into between the Company and the aforementioned licensors on November 19, 2009, and filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2009.   Because the Company has been relying on such license, which is sufficient to grant all rights necessary for the Company to conduct its operations, the Company has not registered the transfer. However, if any of the licensors unilaterally terminates or repudiates the supplemental agreements, our business may be adversely affected as Winder may have to litigate or arbitrate to retain such license rights.”

Governmental and Environmental Regulation, page 5

12.         Please revise to specify by name all governmental and environmental rules, regulations, laws, circulars, notices any other guidance, apply to the company’s business and whether GuangDong Province or PRC national level authorities, naming all such authorities, necessitate compliance by the company.

Response:

The Company proposes to add the disclosure set forth below to its Governmental and Environmental Regulation section in accordance with the Staff’s comment.

“Business License

A company that conducts business in the PRC must have a business license that prescribes a scope of business to be conducted. Our business license covers our present business to manufacture small home and kitchen electric appliances for sales overseas and domestically.  If we were to expand our business beyond the scope of our business license, we would be required to apply for and receive approval from the PRC government.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Consumer Product Regulations

In order to produce small home and kitchen electric appliances, we must obtain China Compulsory Product Certification, or CCC authentication, for all our products. CCC authentication is a product conformity assessment system that is executed by the Chinese government based on the WTO agreement and the international prevailing rules, with the purpose to protect consumers, personal and animal life safety, protect the environment and national security. The CCC products must be tested and can be exported, imported and sold only after they pass the tests. All of our products have CCC authentications.

Export Laws and Regulations

We are subject to various governmental regulations related to exportation. The major export regulations applicable to us include the Customs Law of the PRC and the Regulation of the PRC on the Administration of The Import and Export of Goods.

These laws and regulations set out standards and requirements for various aspects of export and import of goods, custom registration, sanitary registration and inspection. Failure to comply with these laws and regulations may result in confiscation of our products and proceeds from the sales of non-compliant products, order for correction, fines, revocation of licenses, and, in extreme cases, criminal liability.  We believe we are in material compliance with all applicable laws and regulations related to the export of our products.

Environmental Regulations

We are subject to the national environmental regulations of the PRC as well as local laws regarding pollutant discharge, air, water and noise pollution, including the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste, the Law of the PRC on Prevention and Control of Air Pollution and the Law of the PRC on Prevention and Control of Environmental Noise Pollution. The Environmental Protection Law of the PRC sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection of the PRC, or the MEP, is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions. Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Companies that directly or indirectly discharge industrial wastewater into the water or are required by law to obtain the pollutant discharge permit before discharging wastewater or sewage shall also obtain the pollutant discharge permit.

We currently do not incur any material costs in connection with our compliance with the applicable PRC environmental laws as our manufacturing processes generate minimal discharge and we recycle and reuse much of our manufacturing waste materials. Furthermore, the cost of maintaining compliance has not, and we believe, in the future, will not, have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Labor Regulations

In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law (“LCL”), which became effective on January 1, 2008. To clarify certain details in connection with the implementation of the LCL, the State Council promulgated the Implementing Rules for the LCL, or the Implementing Rules, on September 18, 2008 which came into effect immediately. The LCL provides various rules regarding employment contracts that will likely have a substantial impact on employment practices in China. The LCL imposes severe penalties on employers that fail to timely enter into employment contracts with employees. The employer is required to pay a double salary to the employee if it does not enter into a written contract with the employee within one month of the employment, and a non-fixed-term contract is assumed if a written contract is not executed after one year of the employment. Additionally, the LCL sets a limit of two fixed-term contracts regardless of the length of each term, after which the contract must be renewed on a non-fixed-term basis should the parties agree to a further renewal unless otherwise required by the respective employee. This requirement curtails the common practice of continuously renewing short-term employment contracts. The Implementing Rules appear to further tighten this rule by suggesting that an employee has the right to demand a non-fixed-term contract upon the completion of the second fixed term regardless of whether the employer agrees to a contract renewal. A non-fixed-term contract does not have a termination date and it is generally difficult to terminate such a contract because termination must be based on limited statutory grounds. The employer can no longer supplement such statutory grounds through an agreement with the employee. In addition, the LCL requires the payment of statutory severance upon the termination of an employment contract in most circumstances, including the expiration of a fixed-term employment contract.

Under the LCL, employers can only impose a post-termination non-competition provision on employees who have access to their confidential information for a maximum period of two years. If an employer intends to maintain the enforceability of a post-termination non-competition provision, the employer has to pay the employee compensation on a monthly basis post-termination of the employment. Under the LCL, a “mass layoff” is defined as termination of more than 20 employees or more than 10% of the workforce. The LCL expands the circumstances under which a mass layoff can be conducted, such as when a company undertakes a restructuring pursuant to the PRC Enterprise Bankruptcy Law, suffers serious difficulties in business operations, changes its line of business, performs significant technology improvements, changes operating methods, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract impractical. The employer must follow specific procedures in conducting a mass layoff. There is little guidance on what penalties an employer will suffer if it fails to follow the procedural requirements in conducting the mass layoff. Finally, the LCL requires that the employer discuss the company’s internal rules and regulations that directly affect the employees’ material interests (such as employees’ salary, work hours, leave, benefits, and training, etc.) with all employees or employee representative assemblies and consult with the trade union or employee representatives on such matters before making a final decision.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

All of our employees based exclusively within the PRC are covered by the new laws. As there has been little guidance and precedents as to how the LCL and its Implementing Rules shall be enforced by the relevant PRC authorities, there remains uncertainty as to their potential impact on our business and results of operations. The implementation of the LCL and its Implementing Rules may increase our operating expenses, in particular our personnel expenses and labor service expenses. The compensation and procedures required under the LCL may add substantial costs and cause logistical burdens to us. Prior to the new law such compensation was often structured as part of the employee’s salary during employment, and was not an additional compensation cost. In the event that we decide to terminate employees or otherwise change our employment or labor practices, the LCL and its Implementing Rules may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations. In particular, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns such as the recent financial turmoil may be affected. In addition, during periods of economic decline when mass layoffs become more common, local regulations may tighten the procedures by, among other things, requiring the employer to obtain approval from the relevant local authority before conducting any mass layoff. Such regulations can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition. We believe we are in material compliance with all applicable laws and regulations related to our employees.

Regulation of Work Safety

On June 29, 2002, the Work Safety Law of the PRC was adopted by the Standing Committee of the 9th National People’s Congress and came into effect on November 1, 2002, as amended on August 27, 2009. The Work Safety Law provides general work safety requirements for entities engaging in manufacturing and business activities within the PRC. We believe we are in material compliance with all applicable laws and regulations related to work safety.

Foreign Currency Exchange

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the SAFE is obtained. Foreign Invested Enterprises (FIEs) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” With such registration certificates, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Further, the currency conversion is classified as “current item” and “capital item” according to its nature. Currency conversion within the scope of the “current items,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE, but such transactions are subject to the consent of banks which are authorized by the SAFE to review “current items” currency transactions, and it is possible that such banks would not consent to our making such payments. However, conversion of currency under the “capital items,” including capital items such as direct investment, loans and securities, still require approval of the SAFE.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

On October 21, 2005, SAFE issued a public notice named Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, or the Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident shall modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity investment or creation of any security interest. To further clarify the implementation of Circular 75, SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries can report to the local SAFE authorities to be exempted from liabilities. In the event of a failure to comply with the above SAFE registration requirements, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.  We believe we are in material compliance with Circular 75 as the Company was permitted to distribute the profits of its PRC subsidiaries to its offshore parent company, and convert the same into USD, in connection with the payment of the Company’s first quarter dividend in 2010.  We believe we are in compliance with Circular 106.

On August 29, 2008, SAFE promulgated a notice, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the foreign-invested enterprise’s approved business scope. Violations of Circular 142 will result in severe penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulations.  We believe we are in compliance with Circular 142.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Taxation

On March 16, 2007, the National People’s Congress approved and promulgated the Enterprise Income Tax (EIT) Law. The EIT Law took effect on January 1, 2008. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. For the enterprises whose applicable tax rate was 24%, the tax rate was changed to 25% from January 1, 2008. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the EIT Law, entities, such as the Company, that qualify as high-technology especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that the Company will continue to qualify as a high technology company supported by the PRC government in the future, and benefit from such preferential tax rate.”

Risk Factors, page 6

Loss or failure to renew any or all of its licenses and permits, page 7

13.         Please revise to specify by name which licenses and permits the company must maintain in order to operate its business, and whether all such permits and licenses are currently up to date.

Response:

The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment.

“Loss of or failure to renew any or all of its licenses and permits.

In accordance with the laws and regulations of the PRC, we are required to maintain various licenses and permits in order to operate our electrical appliance products manufacturing business.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

We must maintain a Business License, Certificate of Approval for Establishment for Enterprises with Foreign Investment in the PRC and Organization Code Certificates for each of our PRC operating subsidiaries, Winder, Anlin Technology and Deer Technology.  The Business License permits the Company to operate its electric appliance products manufacturing business and to sell its products domestically and internationally.  The Company’s PRC operating subsidiaries maintain up to date Business Licenses, Organizational Codes and Certificates of Approval for Establishment for Enterprises with Foreign Investment.  In addition, all of the Company’s products have up to date China Compulsory Product Certifications, or CCC Authentications, which certifications are required before the Company’s products may be sold. We are also required to comply with applicable hygiene and safety standards in relation to our production processes. Our production processes are subject to periodic inspections by the regulatory authorities for compliance with applicable regulations. While the Company intends to renew all licenses before expiration, the loss of or failure to renew any of the aformentioned licenses could result in the temporary or permanent suspension of some or all of our production or distribution operations and could adversely affect our revenues and profitability.”

We are a holding company that depends on cash flow from our wholly-owned subsidiaries to meet our obligations

14.         Please revise to indicate how much the company has set aside for purposes of the statutory reserve, and how much additional will be required for the company to meet the requirement of 50% of registered capital.

Response:

The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment.

“We are a holding company that depends on cash flow from our wholly owned subsidiaries to meet our obligations.

After the Share Exchange, we became a holding company with no material assets other than the stock of our wholly owned subsidiaries. Accordingly, all our operations are conducted by our wholly owned subsidiaries in China: Winder, which is responsible for research, production and delivery of goods; Delta, which transferred its material former operations to Winder; and Deer Technology and Anlin Technology, which have yet to commence operations. Although we currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by us in their operations, we rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. China has currency and capital transfer regulations that require us to comply with complex regulations for the movement of capital. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. We also are required to set aside at least 10% of our net income after taxes based on China’s accounting standards each year to statutory surplus reserves until the cumulative amount of such reserves reaches 50% of registered capital. At December 31, 2010, the Company had set aside $6,127,639 for statutory reserve and $3,063,819 as development fund reserve. Statutory reserve is a mandatory reserve, after making up cumulative prior years’ losses, and to be reserved at least 10% of income after tax, until the reserve amounts to 50% of the Company’s registered capital.   Development fund is a discretionary surplus reserve; the Company allocates 5% of income after tax as development fund. The development fund is for enlarging its business and increasing capital.  At December 31, 2010, an additional $31,929,734 will be required for the Company’s Chinese subsidiaries to meet the requirement of 50% of registered capital. These reserves are not distributable as cash dividends. Our subsidiaries also may be required to allocate a portion of their after-tax profits to their staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. In addition, if our subsidiaries incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Accordingly, if our subsidiaries are unable to pay us dividends and make other payments to us when needed because of regulatory restrictions or otherwise, we may be materially and adversely limited in our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Tax laws and regulations in China …, page 12

15.         Identify the privileged economic zone in which you operate and disclose the basis, if any, you will have to apply for renewed treatment prior to the expiration of December 31, 2011 and the basis for same. Further, disclose all steps you must take to make any such application and the anticipated schedule for same.

Response:

The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment.

“Certain tax treatment that we presently enjoy in China is scheduled to expire this year.

As a substantial portion of our operations are located in a privileged economic zone, we are entitled to certain tax benefits. The Company’s operating subsidiary Winder, operates in the Yangjiang Hi-Tech Industry Development Zone, while Deer Technology and Anlin Technology operate in the Wuhu Hi-Tech Industry Development Zone. Since 2009, we have been granted a special tax rate of 15% for our efforts to automate production at our factory. When these exemptions expire, our income tax expenses will increase, reducing our net income below what it would be if we continued to enjoy these exemptions. The tax authority and government entities examine productivity per employee and other operating metrics to determine our eligibility for special tax treatment. Our current tax treatment lasts for three years, expiring on December 31, 2011, and can be renewed prior to expiration following a re-assessment of our efforts in automating production and determination of future eligibilities for special tax treatment. We would pay the common 25% corporate income tax rate instead of the special 15% corporate income tax rate if the special tax treatment is not renewed. Our current special tax may be renewed by filing an application for a renewal with the Tax Bureau of the Hi-Tech Industry Development Zone. Whether or not renewal is granted depends upon the Tax Bureau’s assessment of our efforts in automating production at our factory and our productivity per employee.  The Company has filed with the requisite application for renewal and expects to receive a response prior to the expiration of its current special tax rate.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

The acquisition by Deer International of Winder in 2008 may require further approval, page 13

16.         Please revise to indicate what further approvals and by whom and which regulatory authorities, all by name, may be required with respect to the April, 2008 acquisition by Deer International of the 100% equity interest in Winder from 50HZ Electric Limited. Indicate why there is uncertainty in this regard, and what steps, if any, you have taken to obtain such approvals.

Response:

While the Company believes that the April 2008 acquisition of Winder by Deer International did not require approval from the PRC Ministry of Commerce, or MOFCOM, the application and implementation of the Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors, or M&A Regulations, is unclear and subject to differing interpretations. The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment and to be consistent with this discussion.

“The acquisition by Deer International of Winder in 2008 may require further approval.

On April 1, 2008, Deer International acquired 100% of the equity interest in Winder from 50HZ Electric Limited. While the Company believes that the April 2008 acquisition of Winder by Deer International did not require approval from the PRC Ministry of Commerce, or MOFCOM, the application and implementation of the Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors, or M&A Regulations, is unclear and subject to differing interpretations. The M&A Regulations have a particular provision which requires MOFCOM’s approval if a PRC domestic non-foreign-invested enterprise or natural person acquires an affiliated PRC company in the name of an offshore enterprise established or controlled by such enterprise or person. Ying He, our Chairman and Chief Executive Officer, his brother FaMin He and Bao Zhi Li, shareholders of the Company, simultaneously controlled Deer International and 50HZ Electric Limited at the time of Deer International’s acquisition of Winder from 50HZ Electric Limited.

The Company has obtained a legal opinion from its PRC counsel, GuangDong Tuo Jin Law Firm, stating that MOFCOM approval of the April 2008 acquisition of Winder by Deer International was not required. In addition, the transaction was approved by the Economic Development Bureau of Yangjiang High-tech Industry Development Zone. If it is subsequently determined that that approval of MOFCOM is required, the approval that 50HZ Electric Limited obtained from the Yangjiang Hi-Tech Zone may be deemed incomplete and the transferee, namely Deer International, may need to obtain further approval from MOFCOM.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

17.         Please revise to indicate which PRC shareholders simultaneously controlled Deer International and 50HZ Electric Limited, such as to make Winder an affiliated PRC company.

Response:

The Company notes that in October of 2008, the shareholders of 50HZ Electric Limited, Ying He, Famin He and Bhao Zhi Li, transferred their ownership interests in 50HZ Electric Limited to an unrelated third party and that 50HZ did not retain any material assets. The certificate evidencing the transfer of ownership is enclosed with this response letter as Exhibit D. The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment.

“The acquisition by Deer International of Winder in 2008 may require further approval.

On April 1, 2008, Deer International acquired 100% of the equity interest in Winder from 50HZ Electric Limited. While the Company believes that the April 2008 acquisition of Winder by Deer International did not require approval from the PRC Ministry of Commerce, or MOFCOM, the application and implementation of the Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors, or M&A Regulations, is unclear and subject to differing interpretations. The M&A Regulations have a particular provision which requires MOFCOM’s approval if a PRC domestic non-foreign-invested enterprise or natural person acquires an affiliated PRC company in the name of an offshore enterprise established or controlled by such enterprise or person. Ying He, our Chairman and Chief Executive Officer, his brother FaMin He and Bao Zhi Li, shareholders of the Company, simultaneously controlled Deer International and 50HZ Electric Limited at the time of Deer International’s acquisition of Winder from 50HZ Electric Limited.

The Company has obtained a legal opinion from its PRC counsel, GuangDong Tuo Jin Law Firm, stating that MOFCOM approval of the April 2008 acquisition of Winder by Deer International was not required. In addition, the transaction was approved by the Economic Development Bureau of Yangjiang High-tech Industry Development Zone. If it is subsequently determined that that approval of MOFCOM is required, the approval that 50HZ Electric Limited obtained from the Yangjiang Hi-Tech Zone may be deemed incomplete and the transferee, namely Deer International, may need to obtain further approval from MOFCOM.”

18.         Likewise, please revise to indicate what steps you have taken to determine whether or not you needed to obtain further approval from MOFCOM insofar as Winder was an affiliated PRC company of the shareholders of 50HZ Electric Limited.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company has obtained a legal opinion from its PRC counsel, GuangDong Tuo Jin Law Firm, stating that MOFCOM approval of the April 2008 acquisition of Winder by Deer International was not required. The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment.

“The acquisition by Deer International of Winder in 2008 may require further approval.

On April 1, 2008, Deer International acquired 100% of the equity interest in Winder from 50HZ Electric Limited. While the Company believes that the April 2008 acquisition of Winder by Deer International did not require approval from the PRC Ministry of Commerce, or MOFCOM, the application and implementation of the Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors, or M&A Regulations, is unclear and subject to differing interpretations. The M&A Regulations have a particular provision which requires MOFCOM’s approval if a PRC domestic non-foreign-invested enterprise or natural person acquires an affiliated PRC company in the name of an offshore enterprise established or controlled by such enterprise or person. Ying He, our Chairman and Chief Executive Officer, his brother FaMin He and Bao Zhi Li, shareholders of the Company, simultaneously controlled Deer International and 50HZ Electric Limited at the time of Deer International’s acquisition of Winder from 50HZ Electric Limited.

The Company has obtained a legal opinion from its PRC counsel, GuangDong Tuo Jin Law Firm, stating that MOFCOM approval of the April 2008 acquisition of Winder by Deer International was not required. In addition, the transaction was approved by the Economic Development Bureau of Yangjiang High-tech Industry Development Zone. If it is subsequently determined that that approval of MOFCOM is required, the approval that 50HZ Electric Limited obtained from the Yangjiang Hi-Tech Zone may be deemed incomplete and the transferee, namely Deer International, may need to obtain further approval from MOFCOM.”

If the CSRC or another PRC regulatory agency determines that its approval is required in connection with public offerings, we may become subject to penalties., page 14

19.         Expand your disclosure to identify all laws, rules, regulations, circulars, notices, and authorities, both provincial and national, by name. Further, please provide us with your analysis as to the application of Circular 10. Provide us with the legal opinion upon which you rely.

Response:

The Company proposes to add to the risk factor the disclosure underlined below in accordance with the Staff’s comment. In addition, the Company has enclosed herewith as Exhibit B, a copy of the legal opinion upon which it relies from GuangDong Tuo Jin Law Firm, the Company’s PRC counsel.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

“If the CSRC or another PRC regulatory agency determines that its approval is required in connection with our public offerings, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” MOFCOM the State-Owned Assets Supervision and Administration Commission, or “SASAC”, the State Administration of Taxation, or “SAT”, the State Administration for Industry and Commerce, or “SAIC” and SAFE jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Regulations, among other things, have certain provisions that require offshore special purpose vehicles, or SPVs, formed or controlled for the purpose of overseas listing of interests of PRC domestic non-foreign-invested companies controlled by PRC domestic non-foreign invested companies or individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, the GuangDong Tuo Jin Law Firm, that while the CSRC generally has jurisdiction over overseas listings of companies like us, CSRC’s approval is not required for the offerings of our securities because our current corporate structure was established before the new regulations became effective. However, there remains some uncertainty as to how these regulations will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval is required for our public offerings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

In addition, Under Circular 10, captioned as “Regulation on Mergers and Acquisition of Domestic Enterprises by Foreign Investors,” which became effective on September 6, 2006, an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in China-based companies and controlled directly or indirectly by Chinese companies or individuals must obtain the approval of the CSRC prior to the listing of such SPV’s securities on an overseas stock exchange. Circular 10 also requires approval from MOFCOM for “round-trip” investment transactions in which a China-based company or a PRC resident, or Acquirer, using an offshore entity controlled by the Acquirer, acquires any PRC local company that is an affiliate of the Acquirer. Because Winder was a wholly foreign owned enterprise at the time of the acquisition by Deer International and prior to the effective date of Circular 10, the Company believes that it does need to initiate an application for retroactive recognition by the CSRC for its shares to be listed and traded on the NASDAQ Global Select Market.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

20.         Please include a separate risk factor, as applicable, to address the SAFE Circular 142 requirement that the capital of a foreign-invested company settled in RMB converted from foreign currencies be only used for purposes “within the business scope approved by the applicable governmental authority” and “may not be used for equity investments within the PRC.” Please address how this limitation may affect your ability to transfer the net proceeds from future offerings to your PRC subsidiaries. Here and throughout your document, please amend to identify all laws, rules, regulations, circulars, notices, and authorities, both provincial and national, by name.

Response:

The Company proposes to add the risk factor set forth below to its annual report in accordance with the Staff’s comment to address SAFE Circular 142.

“PRC regulation of direct investment by offshore holding companies to PRC entities may delay or prevent us from transferring the net proceeds from future offerings to our PRC subsidiaries.

On August 29, 2008, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. If we raise any funds in the United States in the future, we expect that if we convert the net proceeds into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. Such business scope permits our PRC subsidiaries to operate our electrical appliance products manufacturing business. However, if it is subsequently determined that our use of Renminbi funds are not within our approved business scope, or the applicable rules change, we may experience delays in transferring the proceeds from any future offerings to our PRC subsidiaries, which would adversely and materially affect our liquidity and ability to expand our business.”

Our PRC subsidiaries may be exposed to penalties by the PRC government due to noncompliance with taxation, land use and construction administration, environmental and employment rules., page 15

21.         To the extent that letters indicating compliance in the areas indicated within your risk factor heading are legally required, please advise why you have not obtained letters from the competent PRC governmental authorities confirming such compliance, except for the letter regarding discharge of wastes. Specifically list all required letters by name, if such letters are commonly known as a certain type of letter, name the PRC authorities responsible for issuing same, and which letters you have received versus which letters you have yet to receive and why. Indicate whether the absence of such letters extends to the construction and use of your new facility at Wuhu.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company believes it is in compliance with PRC government regulations related to taxation, land use and construction administration, environmental and employment rules. While we have not received letters from the competent PRC governmental authorities confirming such compliance, we would not expect to receive such letters in the ordinary course of our business, with the exception of the letter confirming Winder’s compliance in discharge of wastes in the last two years. In addition, these letters are not legally required in the PRC. As a result, the Company proposes removing this risk factor from its annual report as it believes it is a general risk.

22.         Separately, provide us with an explanation as to the use of letters by PRC authorities to confirm compliance with various rules in China.

Response:

Please refer to the Company’s response to Staff comment 21.

We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce, page 15

23.         Please revise to specifically identify all the ways in which you may not be in compliance with the “MOFCOM’s local counterpart,” naming the local authority and what parts of the approval procedures or interpretations may have changed or be different from your understanding. Separately, detail the effects on your business, financial condition, and results of operations should there be a loss of WFOE status for any of the reasons you have identified.

Response:

The Company proposes to replace this risk factor with the one set forth below in accordance with the Staff’s comment.

“We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce (“MOFCOM’s Local Counterpart”). However, we cannot warrant that such approval procedures will continue to be considered completely satisfied should there be changes in laws or government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Our operating entities in the PRC have received initial approval for WFOE status from the Yangjian Administration for Industry & Commerce, or MOFCOM’s Local Counterpart. The Company believes it is currently in compliance with the MOFCOM’s requirements to maintain its PRC subsidiaries’ WFOE status and is not aware of any change in interpretations or differences in understandings with respect to WFOE approval procedures that would jeopardize the approval. However, we cannot assure you that such approval procedures or understanding will not change in the future.”

24.         Please provide us with the WFOE’s business certificate and an English translation of same.

Response:

Enclosed please find an original copy of the business certificates for the Company’s PRC subsidiaries, Winder, Deer Technology and Anlin Technology, all WFOEs of the Company, and English translations of the same, attached hereto as Exhibit C.

Dividends, page 17

25.         Please advise us of the basis for your belief that your subsidiaries are in compliance with the requirements of Circular 75.

Response:

The Company has advised its PRC investors, including its senior management that holds the Company’s common stock, to register with the local SAFE Authority in accordance with Circular 75.  While the Company cannot provide any assurances that such registrations have occurred, the Company’s PRC subsidiaries were permitted to distribute their profits to their offshore parent company and convert the same into USD in connection with the payment of the Company’s first quarter 2010 dividend. If the Company’s PRC subsidiaries were not in compliance with Circular 75 such a distribution and currency exchange would not have been permitted by SAFE.

Management’s Discussion and Analysis, page 20

Overview, page 20

26.         Please revise this section to include an organizational chart that serves as a meaningful reference to your narrative disclosure. Distinguish between entities operating outside of China, and those operating within the PRC. Identify and explain the relationships between and among the holding company, the operating company, and your subsidiaries, Winder and Delta, be they contractual in nature, or otherwise. Likewise, please revise to indicate where Deer Technology and Anlin Technology, incorporated on April 30, 2010, fall within your corporate structure. Include significant percentage ownership of all entities.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company proposes to add the organizational chart and disclosure set forth below to the overview section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“We operate through our wholly owned subsidiaries in China. Our U.S. holding company, Deer Consumer Products, Inc., owns a 100% of Deer International Group Ltd., a BVI entity, which owns our three wholly foreign owned enterprises, Winder, Deer Technology (AnHui) Co., Ltd. and Anlin Technology (Anhui) Co., Ltd. Delta, which transferred its material former operations to Winder in 2009, is 100% owned by Winder. Winder is located in Guangdong Province and is engaged in the research, production and delivery of our goods. Deer Technology and Anlin Technology were both incorporated in the AnHui Province on April 30, 2010. Deer Technology and Anlin Technology will also be engaged in the manufacture and sale of household electric appliances and were formed for the purpose of establishing production and distribution facilities located in the Wuhu area of AnHui Province.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

”

27.         Please advise us whether subsidiaries in addition to Winder are wholly-owned foreign enterprises. Please advise us whether each such WOFE has obtained a business license. Revise to indicate each such wholly-owned foreign enterprise’s business scope. Supplementally, please provide us with a copy of each such business license along with an English translation.

Response:

In addition to Winder, Deer Technology and Anlin Technology are each wholly owned foreign enterprises owned by the Company. Winder, Deer Technology and Anlin Technology all have obtained business licenses; original copies and English translations of which are attached hereto as Exhibit C.

The Company proposes to add each wholly owned foreign enterprise’s business scope in the overview section of its Management Discussion and Analysis as set forth below in accordance with the Staff’s comment.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

“Each of our wholly owned foreign enterprises, Winder, Deer Technology and Anlin Technology, are authorized by their respective business licenses to operate our electrical appliance manufacturing business.”

28.         Please revise to indicate what operations your Delta subsidiary performs. We note your statement that you “operate through [y]our two wholly owned subsidiaries,” but that Delta “transferred all its material former operations to Winder.” Please also revise to indicate when the transfer to Winder of the Delta operations occurred.

Response:

The Company proposes to add the disclosure set forth below to the the overview section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“Delta transferred all of its material former operations to Winder in 2009 to improve the Company’s operating efficiency. Currently, Delta only conducts marketing operations for the Company.”

29.         Please advise us, with a view towards disclosure, how the amounts of consideration Deer Technology and Anlin Technology paid for the land use rights in AnHui Province, $27 million and approximately $10 million, were agreed upon, and how they compare with other recent land valuations in the area.

Response:

The purchase price paid by the Company for the land use rights in Anhui Province was determined through a public bidding process with the PRC government, as is the case with all acquisitions of land use rights in the PRC. Typically, once a bidder wins a land auction a public notification stating the bidder’s name, the size of the land and the price paid are available to the public on the PRC government’s Ministry of Land and Resources website. After the bidder makes the full payment on the land an official land use rights certificate is granted. On the Company’s Current Reports on Form 8-K, filed  March 14, 2011, and April 26, 2011, the Company disclosed the acquisition of the land use rights for two parcels of land

As was disclosed in the Company’s quarterly report on Form 10Q for period ended March 31, 2011, the Company paid approximately $35 million for the land use rights for two parcels of land, reflecting a price of RMB 4.95 ($752,000) million per hectacre and including a 4% PRC government land transfer tax and other government charges. The PRC government bases the price of the land use rights on a number of factors including the land’s location, size, condition, proposed use, need for improvement, degree of surface leveling, close proximity to utilities and logistics, availability of other land in the local market, the financial position of the bidder, the competitive bidding positions of other bidders, general market conditions and local government policies at the time of the land auction. The prices for land use rights can vary significantly based on these factors.

Results of Operations

Year ended December 31, 2010 Compared to the Year ended December 31, 2009, page 23

Revenues, page 23

30.         We note that the underlying drivers for increases in revenues for the fiscal year ended December 31, 2010 (116% over the previous year) are largely the same as for the year ended December 31, 2009 (85.8% over the previous year), except that in the first quarter of 2010 you began “ramping up sales of our brand name products to Gome, another prominent national electronic appliance chain in China with over 1,100 stores.” Please advise us, with a view towards disclosure, whether the Gome agreement is the underlying reason for the significant increase in revenues in the fiscal year just completed even as compared to the prior fiscal year’s significant revenue increase. Amend to include material drivers and all other basis for line item increases and decreases.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Gome agreement is one of the underlying reasons for the significant increase in revenues in 2010.  Additionally, the increase in revenues was attributable to an expansion of international sales, with exception of North America, as a result of a successful sales and marketing effort by the Company. The expansion of international sales is quantified in the chart set forth below, which is included on page F-17 of the Company’s annual report.

	Years Ended December 31
Geographical Areas	2010	2009	2008
China	$76,897,106	$14,313,485	$2,048,297
South America	24,663,627	12,305,666	6,294,899
Asia	24,454,857	9,319,581	5,532,985
Europe	17,837,267	11,488,707	7,842,437
Middle East	21,439,859	11,064,745	6,921,928
North America	8,516,523	22,217,528	14,899,350
Africa	2,037,648	632,968	245,039
	$175,846,887	$81,342,680	$43,784,935

The Company proposes to add its agreement with Gome as a material driver of its revenue growth in the results of operations section of its Management’s Discussion and Analysis as underlined below in accordance with the Staff’s comment.

“Our revenue for 2010 was $175.8 million, an increase of $94.5 million or 116.2% from $81.3 million for 2009. The increase in revenues was a result of our expansion of sales in the China domestic market and increasing our market share in the Asian, South American, Middle East and European markets. The average selling prices of our products increased 5.87% compared to the average selling prices in 2009. We increased our China domestic market sales to $76.9 million in 2010 from $14.3 million in 2009, a 437.2% increase. Our products currently are available in approximately 3,000 stores as of March 2011. Beginning in the latter half of 2009, we increased sales of our products to SuNing, a prominent national electric appliance retail chain in China with roughly 900 stores, under a private label arrangement. In the first quarter of 2010, we began ramping up sales of our brand name products to Gome, another prominent national electronic appliance retail chain in China with over 1,100 stores, in addition to many other retail locations across China. Our agreement with Gome is one of the underlying reasons for our significant revenue growth in 2010.We also added retail locations in other channels such as regional electric appliance retailers and department stores. We increased our product sales over internet portals, into hotels and restaurants, and via reward programs with large banks,  telecommunication firms and postal offices in China. In addition, we introduced new product lines in 2010, such as humidifiers and dehumidifiers, bringing our current product offerings up to approximately 250 different product varieties from 189 in 2009. These results are on pace with management’s plan to capture the fast growth experienced in the China domestic small appliance market.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

31.         Please expand upon your disclosure in paragraph one to more fully discuss how you began ramping up sales of your brand name products in Gome during the first quarter of 2010. We note that but for brief disclosure in your “Business” section at pages 3 and 4, you do not appear to discuss the sales and marketing methods you employ to, for example, “establish a direct channel presence at a retail location,” or how you “actively expand your sales channels into the hospitality, restaurant, and commercial channels.” Please revise to more fully address the sales and marketing methods you employ at the Gome, SuNing, and other locations, including, for example, indicating how many personnel you employ in this area of your business. Likewise, please explain in more detail what comprises your “marketing program to increase sales and distribution of products in emerging markets, such as South America, Asia, Africa, and the Middle East.”

Response:

The Company proposes to add the disclosure underlined below in the results of operations section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“Beginning in the latter half of 2009, we increased sales of our products to SuNing, a prominent national electric appliance retail chain in China with roughly 900 stores, under a private label arrangement. In the first quarter of 2010, we began ramping up sales of our brand name products to Gome, another prominent national electronic appliance retail chain in China with over 1,100 stores, in addition to many other retail locations across China. We also added retail locations in other channels such as regional electric appliance retailers and department stores.

The increase in sales to these retail locations in 2010 was attributable to our establishing a direct sales channel presence at domestic retail stores across China, such as Gome, SuNing and Rainbow Department Stores. The presence of our products on the shelves of these large and well-know nationwide retailers provided our products with a high degree of visibility throughout China. In addition, we hire in-store promoters to directly introduce our products to in-store customer traffic.

We also increased our product sales over internet portals, into hotels and restaurants, and via reward programs with large banks, telecommunication firms and postal offices in China. In addition, we introduced new product lines in 2010, such as humidifiers and dehumidifiers, bringing our current product offerings up to approximately 250 different product varieties from 189 in 2009. Our sales team increased from 98 people in 2009 to 150 people in 2010. These results are on pace with management’s plan to capture the fast growth experienced in the China domestic small appliance market.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

After the global financial crisis in 2010 the Company experienced a decrease in customer orders from North America. As a result, the Company continued its marketing program to increase sales and distribution of products in emerging markets, such as South America, Asia, Africa and the Middle East. The Company’s sales personnel marketed the Company’s products through various channels including participating in exhibitions such as at the Canton Fair, the largest import and export trade fair in China and a leading venue for Chinese exporters to exhibit and sell their goods to the international markets. The Canton Fair is one of the significant sources of export oriented new business for the Company each year. The Company also maintains regular contacts with current and new international customers to solicit repeat orders and obtain new orders.”

Gross Profit, page 23

32.         We note you attribute the increase in gross margin in 2010 to the increased sales in the China domestic market, which has higher margins. Please quantify in this discussion the total amount of gross profit earned from China domestic market sales in 2010 and 2009.

Response:

The Company proposes to add the disclosure set forth below to the gross profit section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“Domestic sales as a percentage of total sales rose from 18% in 2009 to 43% in 2010. Gross margins for domestic sales are higher than international sales; 30% in 2010 and 29% in 2009. As a result, we experienced 4% increase in our overall gross margin from 24.8% in 2009 to 28.8% in 2010.  Gross profit for domestic sales increased to $23,069,132 in 2010, from $4,150,911 in 2009.”

Operating Expenses. page 23

33.         Please revise to explain more fully why your selling expenses increased 157.7% “due to [y]our significant increase in revenues.” For example, please quantify the specific expenses incurred, for example, in the hiring and retaining of additional staff, as part of total selling expenses that contributed to your 116% increase in revenues.

Response:

The Company proposes to add the disclosure underlined below to the operating expenses section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“Selling, general and administrative expenses for 2010 were $13.7 million, an increase of $7.8 million or 131.2% from $5.9 million for 2009. Selling expenses for 2010 increased by 157.7% or $5.6 million in comparison to 2009 due to our significant increase in revenue. These selling expenses included advertising, freight, designing, exhibition and promotion efforts to expand our market presence and increase brand awareness.  Advertising expenses increased $0.18 million or 405%. Freight expenses increased $2.81 million or 133%. Designing expenses increased $9.08 million or 513%. Exhibition expenses increased $0.08 million or 86%. The compensation paid to employees in our sales department also increased by $1.09 million, or 231%, due to the payment of increased sales commissions.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Sales, General and Administrative Expenses, page 25

34.         Please revise to explain how you “contracted out [y]our Delta subsidiary beginning in 2009.”

Response:

The Company proposes to add the disclosure underlined below to the sales, general and administrative expenses section of its Management’s Discussion and Analysis in accordance with the Staff’s comment.

“Selling, general and administrative expenses for 2009 were $5.9 million, an increase of $0.5 million or 9.5% from $5.4 million for 2008. Selling expenses for 2009 increased by 24.5% or $0.8 million in comparison to 2008 due to the associated selling costs incurred to generate the significant increase in revenue. General and administrative expenses for 2009 decreased by 7.2% or $185,773 in comparison to 2008. Operating expenses include overhead expenses such as rent, management and staff salaries, general insurance, marketing, accounting, legal and offices expenses. We have scaled back and consolidated our operations, thus reducing selling, general and administrative expenses to withstand the effect of the global financial crisis. In addition, to improve the efficiency of our operations, beginning in 2009, all of Delta’s former operations were transferred and are now run through our Winder subsidiary. As a result of these cost-cutting efforts, we have been able to reduce our operating expenses while at the same time increasing our growth in revenue.”

Financial Statements, page F-3

35.         Your VAT receivable and taxes payable balances at December 31, 2009 do not appear to reconcile to previous financial reports filed. Please label your December 31, 2009 Balance Sheet column restated and provide a restatement footnote explaining the restatements.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The VAT receivable and taxes payable were reclassified at December 31, 2009, to be consistent with 2010.

	2009 as reported		2009 as reclassified
VAT tax	(2,516,618)	VAT receivable	2,516,618
Income tax and other taxes	3,371,986	Taxes payable	3,371,986
Welfare	6,964
Taxes & welfare payable at December 31, 2009	862,332

The Company proposes to add the reclassification disclosure under Summary of Significant Accounting Policies as set forth below.

“Reclassifications

Certain prior year amounts were reclassified to conform to the manner of presentation in the current period including the reclassification of VAT tax from taxes and welfare payable to VAT receivable at December 31, 2009.”

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, page F-8

36.         In light of your significant accounts receivable balance, please disclose your payment terms and if applicable, granting of extended terms to any party, and advise us.

Response:

The Company proposes to add the disclosure set forth below to the accounts receivable section of Note 2 in accordance with the Staff’s comment, which was included on page 25 of the Company’s quarterly report on Form 10Q for the period ended March 31, 2011.

“We sell our products in the China domestic market through a broad range of distribution outlets including regional and national wholesalers and third party distributors. Our standard terms for account receivables from several large and established China domestic retailers is 180 days from the close of the billing cycle, which is 30 – 45 days after products are delivered. The term for account receivables from other domestic customers is 30 – 90 days from the close of the billing cycle. These terms are customary for large and established retailers in China. Historically, we have not experienced late payments or bad debts under such terms from these select retailers. We sell our products to overseas customers in the export markets under letters of credit, prepaid arrangements, certain short credit terms or direct customer purchase orders. Our export sales-related account receivables typically are less than three months, depending on customer shipment schedules. Historically, we have not experienced significant bad debts from export sales. As we continue to focus on our expansion in the China domestic markets, our sales in the China domestic market may represent a larger percentage of our total revenue. We anticipate that our account receivables will remain in line with standard industry practice relating to account receivable schedules in China, which could be up to seven months. We provide our major customers with payment terms based on their payment history, amount they have purchased from us in the past, and upon on any strategic agreement we may have with them.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

37.         If true, disclose your belief that the accounts receivable will be collected in the ordinary course of business within a year or advise us.

Response:

The Company proposes to add the disclosure set forth below to the accounts receivable section of Note 2 in accordance with the Staff’s comment.

“We believe that our accounts receivable will be collected in the ordinary course of business within a year as we have established relationships with many of our significant customers.  In addition, our domestic customers typically pay according to our payment terms and we maintain insurance for our accounts receivables with respect to our international customers.”

38.         Disclose in a separate footnote your policy for the timely recognition of credit losses and doubtful accounts. In light of the significant balance of accounts receivable as of December 31, 2010, please disclose any significant concentrations of receivables with a single party. Also, provide a roll-forward schedule to disclose the activities in this account beginning with the previous year’s balance, collections, additions, write-offs, and the ending balance.

Response:

The Company proposes to add a separate footnote in accordance with the Staff’s comment as set forth below.

“The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

We have not incurred any bad debts to date. If we find there is a possibility that we may incur a bad debt, we will accrue the appropriate allowance based on the aging of our account receivables. Our policy is to accrue the full amount of account receivables when their aging exceeds one year.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Major customer AR list:

	2010 AR AGING REPORT				In USD
CUSTOMER	BALANCE	CURRENT	>30	>90	Total
GOME	$17,152,336	$5,179,540	$9,584,269	$2,388,527	$17,152,336
SONG QIAO (subsidiary of SuNing)	$15,146,560	$4,045,459	$8,641,884	$2,459,217	$15,146,560
FOCUS	$2,473,182	$580,613	$773,421	$1,119,148	$2,473,182
LIDE HAISI	$2,320,365	$704,506	$1,469,160	$146,699	$2,320,365
TIANHONG	$702,065	$313,625	$388,440	0.00	$702,065
SATTAR	$637,063	$233,594	$202,268	$201,202	$637,063

The table below provides account receivable roll forward schedules for our two largest clients----SuNing and Gome. Song Qiao is a wholly-owned subsidiary of SuNing.

Client Name	2009 Receivable	2010 Sales	2010 collection	Bad debt allowance	2010 Receivable
SuNing	$2,908,241	$2,989,491	$5,897,732	-	-
Gome	-	$21,938,060	$4,949,887	-	$16,988,173
Song Qiao	$1,175,076	$27,986,007	$14,166,156	-	$14,994,927

Intangible Assets, page F-9

39.         In light of the significance of the intangible asset identified as “Right to use land,” please expand the table provided in this footnote to separately identify and quantify the cost of each acquired right by parcel. Also, please provide within this footnote additional details of what was actually acquired, including the size of each parcel, the location, the period of the land use right, and an explanation of how the company intends to use it. Disclose any regulatory deadlines or commitments to develop the land or state that there are none.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The Company proposes to revise the footnote in accordance with the Staff’s comment to include the table set forth below.
“
No.	Name	Size In Square Meters	Location	Owner	Useful life in months	Purpose	Purchase date	Price in RMB	As of 3/31/2011	Pay off date for the remaining balance
1	Site use right Phase I	33,728	Yangjiang	Winder	600	Manufacturing	November 2002	1,447,920	Paid
2	Site use right Phase II	52,597	Yangjiang	Winder	600	Manufacturing	June 2005 & March 2010	3,681,390	Paid
3	Site use right Phase III	60,900	Yangjiang	Winder	600	Manufacturing	November 2010	5,305,324	Not paid in full	2012
4	Land use right	289,416	Wuhu	Deer Technology	600	Manufacturing	September 2010	149,080,438	Paid
5	Land use right	150,224	Wuhu	Deer Technology	600	Manufacturing	December 2010	77,372,295	Paid

There are no regulatory deadlines or commitments to develop the land.”

VAT Receivable

40.         Disclose in a separate footnote the nature of the VAT receivable, your collection experience, the anticipated timing of collection, and your policies for the timely recognition of credit losses, and advise us. Explain to us in detail your collection experience and why this is appropriately classified as a current asset.

Response:

The Company proposes to add a separate footnote in accordance with the Staff’s comment as set forth below.

“VAT receivables are VAT rebates which arise from our purchase of raw materials. VAT receivables are returned to the Company or offset against VAT payable. We anticipate collecting our VAT receivable within one year. We do not experience credit losses with respect to our VAT receivables because they are owed to us by the government. We classify our VAT receivable as a current asset because it is an asset that is reasonably expected to be realized (or sold or consumed) within one-year or within our normal operating cycle.”

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Revenue Recognition, page F-11

41.         We note your disclosure that revenue is recognized at the date of shipment to customers when no other significant obligations of the Company exist and collectability is reasonably assured. Please explain your revenue recognition policy in the context of the Memorandum of Understanding provided as an exhibit to your 8-K/A filed April 30, 2010. The agreement appears to describe a commission-based arrangement. Please tell us when and how you recognize revenue for this arrangement and similar consignment/commission-based arrangements. Also tell us what percentage of your revenue comes from these types of arrangements.

Response:

The Company’s revenue is recognized at the date of shipment to customers, when no other significant obligations of the Company exist and collectability is reasonably assured. The agreement provided as an exhibit to the Company’s 8-K/A filed April 30, 2010, was a general Memorandum of Understanding (“MOU”) with Gome, one of several customers of the Company in China and the largest electronic retailer in China. As is a standard practice for Gome in dealing with its many vendors, the MOU provides a general outline of Gome’s working relationship with a particular vendor. The MOU indicated that “Both parties use the one-step pricing model.”  Gome’s one-step pricing model means that sales will occur directly to Gome and Gome will be responsible for the payment of the vendor’s products.  The “commissions” referenced in the MOU refer to the commissions that the Company may be required to pay to in-store promotional staff that focus on enhancing sales of the Company’s products at each Gome outlet.  It is standard practice in retail sales in China for vendors to hire in-store promotional staff at Gome to enhance sales to in-store customer traffic.

The Company does not sell its products to Gome on a consignment basis. As a standard practice for Gome, the MOU is always followed by definitive agreements which are entered between a vendor and a Gome subsidiary that actually handles the product receiving, delivery to the stores and payment to vendor.  The Company has entered into definitive agreements with Gome subsidiaries and has been operating under those agreements. These definitive agreements reflect the Company’s direct supplier relationship with Gome, where Gome settles payment with the Company within 180 days from the close of the billing cycle, which is 30 days after the products are delivered.

On page 25 of the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011, the Company disclosed such accounts receivable policies with large customers such as Gome.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Related Party Transactions

42.         We note on page 9 that the company licenses the right to use patents and trademarks from various related parties. Fully disclose in a separate footnote all related party transactions, balances, commitments, and arrangements. In addition, provide separate Risk Factor disclosure of any possible conflicts of interest with the company and any its executives or principal shareholders, and advise us.

Response:

The right to use patents and trademarks received from various related parties was obtained free of any charges. As such, there are no balances, commitments or arrangements which would require disclosure in a footnote. In addition, we do not believe there are any potential conflicts of interest between the Company and any of its executives or principal shareholders which would require a separate risk factor.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Intangible Assets, page 9

43.         Please reconcile the $6,071,063 increase in cash flows from investing activities attributed to a refund of deposit on land use rights in your statement of cash flows, to your prepayment of land use rights balance at December 31, 2010 of $3,367,207.

Response:

The Company did not receive land use rights because it failed to win the public auction for the land.  The deposit of $10,314,346 (RMB 67,788,231) that was previously paid in 2010 was returned to the Company in the first quarter of 2011. The Company paid an additional $4,243,283 (RMB 27,934,381) in first quarter of 2011 to make payment in full for the land use rights they acquired in December 2010. Therefore, there was a net cash inflow of $6,071,063, as stated in the consolidated cash flow statement.   In addition, as of December 31, 2010, The Company prepaid $3,367,207 for land use rights they acquired in December 2010; the prepayment was transferred into intangible assets in the first quarter of 2011 when the Company received the land use right certificate.

44.         Further, please explain the $5,672,314 ($38,519,101+$3,367,207-$36,213,994) decrease in your gross right to use land to use land asset balance between December 31, 2010 and March 31, 2011.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Response:

The below table provides the explanation and reconciliation of $5,672,314 decrease in gross right to use land right. The cash inflow from net of payment and refund on land use right was $6,071,063 as explained in question 43.  $5,672,314-6,071,063=$398,749, was due to the effect of exchange rate change.

	Land use right in RMB	Prepayment in RMB	EX rate at B/S date	Land use right in USD	Prepayment in USD	Total	Change in RMB	Change in USD
12/31/2010	¥ 255,100,450	¥ 22,300,000	6.6227	$ 38,519,101	$ 3,367,207	$ 41,886,308

3/31/2011	¥ 237,433,430		6.5564	$ 36,213,994		$ 36,213,994	¥ -39,967,019	$ (6,071,063)
					Change:	$ 5,672,314

Subsidy Income, page 10

45.         Please expand your disclosure with regard to your subsidy income to discuss how the company obtained the grant (e.g., did you apply for it, or was it awarded on some other basis), what is the total amount of the award and how was the amount determined/calculated, and what local government agency did you receive the grant from.

Response:

The Company proposes to add the disclosure set forth below to the subsidy income section of notes to the financials in accordance with the Staff’s comment.

“We were awarded grants from the local government bureaus to encourage the development of our business. As a general policy across municipal governments in the PRC, local government bureaus commonly provide grants or subsidies to leading local companies to encourage greater economic development and greater employment based on certain standards which are reviewed periodically. The grants set forth below were awarded to us on the basis of our progress in technological innovation and building a standardized plant and factory. As the exact amount of a grant is uncertain until the local government makes its final determination, the Company records income only when the subsidy is received or approved. Set forth below are the grants that were recorded in the first quarter of 2011.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Item	Amount in ($)
From Yangjiang Science and Technology Information Bureau	$11,393
From Yangjiang Finance Bureau	$15,190
Development fund from Yangjiang Hi-tech Industrial Development Zone	$264,839
Innovation fund for Technology from local government	$15,190
Reward from Yangjiang Finance Bureau for acting as a lead role model of demonstrating the standardize factory construction	$692,620
Total	$999,232
”

46.         We note that you have recorded a significant subsidy receivable. Please confirm that this receivable relates to the $999,232 in subsidy income recognized during the quarter and explain how you determined the appropriate period in which to recognize the income. Also disclose when the receivable is expected to be paid.

Response:

The subsidy receivable of $482,423 represents a grant from a local government bureau to encourage the expansion of our business. This amount was included in subsidy income of $692,620, from a grant from the Yangjiang Finance Bureau, which was recorded in first quarter of 2011. The receivable for the subsidy was approved in first quarter of 2011 and the funds were received in April 2011.

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq. of Newman & Morrison LLP at (212) 227-7422 or by fax at (212) 202-6055.

Mr. Larry Spirgel
Deer Consumer Products, Inc.
July 12, 2011

Very truly yours,

/s/ Ying He
Ying He
Chief Executive Officer

Enclosures

cc: Robert Newman, Newman & Morrison LLP

Exhibit A

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2009－2010年中国小家电市场竞争分析

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CCIDConsulting
2009－2010年中国小家电市场竞争分析

目 录

研究对象............4
一、2009年中国小家电市场概述............4
(一) 市场规模与特点............4
1、2007－2009年市场规模与增长............4
2、价格走势............5
(二) 基本特点............6
1、市场趋于成熟，竞争更加激烈............6
2、"强者愈强，弱者愈弱"，大小企业表现不一............6
3、品牌、渠道竞争取代价格竞争，成为下一轮竞争重点............7
4、竞争手段多元化，研发、自主创新重要性提高............7
(三) 2009年市场结构分析............7
1、分类别市场结构分析............7
2、重点产品结构............8
3、重点产品价格结构............12
4、重点产品区域结构............15
5、重点产品渠道结构............15
(四) 2009年重点产品品牌市场份额分析............18
1、2009年整体份额............18
2、2009年价格段份额............21
3、2009年区域份额............22
二、2009年中国小家电市场竞争分析............25
(一) 竞争格局－厨卫、家居、个人护理............25
1、厨卫小家电............25
2、家居小家电............25
3、个人护理小家电............26
(二) 重点厂商竞争策略分析............27
1、飞利浦............27

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2009－2010年中国小家电市场竞争分析

2、松下......28
3、苏泊尔......29
4、美的......30
5、华帝......31
6、海尔......32
7、万和......33

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2009－2010年中国小家电市场竞争分析

研究对象

《2009－2010年中国小家电市场竞争分析》的研究对象包括：

赛迪顾问将小家电分为厨房小家电、家居小家电和个人护理小家电三大类，其中厨卫小家电包括电磁炉、电饭煲、油烟机、面包机等19类细分产品；家居小家电包括净化器、加湿器、电熨斗、吸尘器等6类细分产品；个人护理小家电包括电吹风、电动剃须刀等9类细分产品。本报告重点研究的小家电具体包括六类产品：电压力锅、燃气灶、热水器、电熨斗和电动剃须刀。其中：燃气灶是指家庭厨房用燃气灶具，包括台式和嵌入式燃气灶；热水器包括三大类：燃气热水器、电热水器和太阳能热水器。电压力锅指集电饭锅、压力锅和焖烧锅三种炊具功能于一身的家庭用电压力锅，包括机械控制和微电脑控制的电压力锅。电熨斗指家用电熨斗，包括干式电熨斗、蒸汽式电熨斗和蒸汽熨刷，不包括工业用熨衣设备。电动剃须刀指男士个人护理用电动剃须刀，不包括使用刀片的手动剃须刀。小家电企业指在中国市场生产并销售厨房小家电、家居小家电和个人护理小家电三大类的所有企业。若无特殊说明，在世界市场上指全球范围的消费者；在中国市场上指中国内地的消费者，包括农村和城镇的消费者。

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一、2009年中国小家电市场概述

> in 2009, China has sold 398mm units of small appliances, increased 12.1% from last year. That is 117.5 billion RMB, an increase of 6.6% from last year.

(一) 市场规模与特点

1、2007－2009年市场规模与增长

尽管受到全球金融危机的冲击，但是中国小家电市场在内需市场的拉动下，2009年仍保持较快的增长势头，市场销量达到3.98亿台，同比增长12.1%，市场销售额达到1175亿元，同比增长6.6%。

4

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CCIDConsulting　2009－2010年中国小家电市场竞争分析

图1　2007－2009年中国小家电市场销售量

3.11
3.50
3.98
13.9%
12.5%
12.1%
4
3
2
1
0
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
2007年
2008年
2009年
销售量(亿台)
年增长率

数据来源：赛迪顾问　2010，02

图2　2007－2009年中国小家电市场销售额

971.9
1101.9
1175.0
13.9%
13.4%
6.6%
1200
1000
800
600
400
200
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
2007年
2008年
2009年
销售额(亿元)
年增长率

数据来源：赛迪顾问　2010，02

2、价格走势

根据赛迪顾问统计，2007－2009年中国小家电的平均价格稳中有降，2009年，小家电平均价格为295元，比2008年下降1.9%。赛迪顾问分析认为这和2009年小家电增长贡献较大来自于二线以下城市和农村市场有关。

5

赛迪顾问股份有限公司是中国首家上市，首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告中赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给其它机构或个人。

CCIDConsulting

2009－2010年中国小家电市场竞争分析

表1　2007－2009年中国小家电市场价格变化

年份	平均价格(元)	增长率
2007年	313.0	0.1%
2008年	315.0	0.3%
2009年	295.0	－1.9%

数据来源：赛迪顾问　2010．02

(二) 基本特点

1、市场趋于成熟，竞争更加激烈

经过十几年的发展，中国小家电市场趋于成熟，市场竞争也更加激烈。中国的小家电行业发展得益于成本、规模、技术等优势，使得欧美等国家的小家电生产企业将生产逐步转移到成本更为低廉的中国等发展中国家，促使中国成为全球最重要的小家电生产基地之一。除了消费者对小家电行业的市场需求不断扩大外，中国小家电行业独特的发展模式也是小家电行业保持高利润、高增长的重要原因；与彩电、冰箱等家电靠规模化的成本优势不同，小家电行业的竞争在于产品的创新性，关注的是产品能否满足消费者个性化需求。正是这种产品创新性实现了行业的高额利润。

www.docin.com

小家电行业竞争激烈，产品结构亟待升级。由于小家电行业高利润、高增速的特点，众多企业纷纷涉足小家电行业，行业竞争日趋激烈。目前我国从事小家电生产的企业达6000多家，且这些企业多以中小型民营企业为主。

2、"强者愈强，弱者愈弱"，大小企业表现不一

"强者愈强，弱者愈弱"，大小企业2009年表现不一。小家电行业里，企业鱼龙混杂，规模普遍不大，产品同质化非常严重。目前，小家电的生产多采取OEM方式，众多厂商的产品设计和功能都大同小异，各品牌的产品不但外观相似，而且拥有同样的功能。小家电企业的竞争多停留在低层次的价格比拼、模仿抄袭上，产品质量与生产工艺一直无法保障。在这种背景下，许多企业既缺乏战略规划的意识，也不具备实际操作的能力，企业生存发展很大程度上依赖于小家电近年较高的利润率。随着2009年下半年全球原

6

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告书赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给第三方单位或个人。

CCIDConsulting

2009－2010年中国小家电市场竞争分析

材料、大宗贸易商品价格上涨，小家电行业成本总体上涨，而小家电的价格却并没有随之上涨，部分细分行业甚至降低。小家电行业利润空间受到进一步挤压，中小型加工制造企业由于订单减少、成本上涨，前景堪忧。品牌企业凭借其规模、渠道和品牌优势在2009年经济危机的背景下抓住大量中小型企业倒闭所带来的机遇不但积极开拓了市场，部分企业如格兰仕、美的甚至实现了利润的大幅增长。

3、品牌、渠道竞争取代价格竞争，成为下一轮竞争重点

2009年下半年原材料价格的上涨和小家电利润的降低使得加工制造型企业的生存环境进一步恶化，迫使国内小家电企业不得不向具有附加值的设计和营销环节转移。借助2009年家电下乡和城镇化建设的机遇，小家电品牌企业积极构建自己的销售渠道，拓展二三级城市和农村市场空间，为企业未来发展奠定基础。格兰仕、九阳这些品牌企业在渠道建设和营销环节已经取得了很好的效果，也正是这些接触保证了企业2009年的逆势增长。

4、竞争手段多元化，研发、自主创新重要性提高

目前，小家电企业的竞争手段不再单纯采取低价策略，研发、科技创新也已经成为其重要竞争手段。尽管价格竞争仍将是各企业采取的主要竞争手段之一，但多年来小家电行业受困于激烈的价格竞争，使越来越多的企业认识到这种竞争方式只能使企业发展的路越走越窄，而只有把核心竞争力建立在技术研发、新产品的开发设计上，建立在寻求新的市场需求和开辟新的经济增长点上，才能实现企业的可持续发展。因此，许多小家电企业加大了技术研发投入，通过开发高技术含量的产品来赢得市场。同时还将产品的差异化策略作为企业重要的竞争手段，以此获得细分市场份额。并且，近年来国家加大了对产品标准修订的力度，这也将有力地促进产品的技术进步。

(三) 2009年市场结构分析

1、分类别市场结构分析

7

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告书中赛迪顾问股份有限公司独家所有，未经协议授权，禁止提供给其它单位或个人。

CCIDConsulting 2009－2010年中国小家电市场竞争分析

2009年，在中国经济企稳回升的背景下，消费者信心得到了有效的恢复，并且伴随着家电下乡政策的推出、城镇化建设的进一步落实，中国小家电行业增长显著，各细分行业的增长也十分显著。厨卫、家居、个人护理类小家电在销售量绝对值继续增长，其中厨卫小家电占中国小家电市场销售量的64.8%，家居类小家电占12.3%，个人护理类小家电占22.9%。

表2　2009年小家电市场结构分析

	Products	Sales (Units)	Sales (USD)
	产品	销售量(亿台)	销售额(亿元)
Personal Care	个人护理	0.91	126.0
Kitchen Appliance	厨卫家电	2.58	895.0
Household Products	家居	0.49	154.0
Total	总计	3.98	1175.0

数据来源：赛迪顾问 2010，02

895/1175 = 76%
Approximately = 13.12 billion USD

2、重点产品结构

(1) 燃气灶

www.docin.com

目前市场上的燃气灶主要是以液化石油气、人工煤气、天然气等气体燃料进行直火加热的厨房用具，赛迪顾问按照家庭使用时安装方式的不同，把燃气灶产品分为台式和嵌入式两种(根据销售量分类)。

图3　2009年中国燃气灶市场产品结构

台式
44.8%
嵌入式
55.2%

8

GB/T19001-2008/ISO9001:2008

CCIDConsulting 2009－2010年中国小家电市场竞争分析

数据来源：赛迪顾问 2010，02

(2) 热水器

热水器市场2009年在家电下乡的推动表现抢眼。赛迪顾问根据原理不同将热水器分为燃气热水器、电热水器和太阳能热水器(根据销售量分类)。热水器市场仍以电热水器为主，占总份额的56.0%，燃气热水器占41.7%的市场，绿色环保的太阳能热水器占2.3%，份额虽小但成上升趋势。

图4 2009年中国热水器市场产品结构

太阳能热水器
2.3%
电热水器
56.0%
燃气热水器
41.7%

数据来源：赛迪顾问 2010，02

www.docin.com

(3) 电压力锅

根据电压力锅的控制方式，赛迪顾问把市场销售的电压力锅分为机械控制式和微电脑控制式两种(根据销售量分类)。其中电脑控制式的占到59.2%，机械控制式的占41.8%。

图5 2009年中国电压力锅市场产品结构

9

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司
本报告知识产权归赛迪顾问股份有限公司所有，未经协议授权，禁止提供给其它单位或个人。

CCIDConsulting
2009－2010年中国小家电市场竞争分析

电脑控制式
59.2%
机械控制式
41.8%

数据来源：赛迪顾问 2010，02

(4) 电熨斗

按照电熨斗的功能的不同，赛迪顾问将电熨斗产品分为：干式电熨斗、蒸汽式电熨斗和蒸汽熨刷(根据销售量分类)。目前，中国电熨斗市场已经趋于成熟。2009年，蒸汽电熨斗已经成为市场主力，占90.5%的市场销售量份额；干式电熨斗仅占3.7%，蒸汽电熨刷占5.8%。随着人们生活质量的提高和对衣着面料关注度的增强，干式电熨斗市场越来越小。

图6 2009年中国电熨斗产品细分市场结构

www.docin.com

蒸汽电熨刷
5.8%
干式电熨斗
3.7%
蒸汽电熨斗
90.5%

数据来源：赛迪顾问 2010，02

(5) 电动剃须刀

电动剃须刀按使用电源可分为干电池、充电式、交流式和组合式(根据销售量分类)。

10

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司
本报告知识产权归赛迪顾问股份有限公司所有，未经许可授权，禁止提供给其它单位或个人。

CCIDConsulting
2009－2010年中国小家电市场竞争分析

2009年，干电池和充电式平分秋色,分别占整个电动须刀销售量的46.3%和41.9%，组合式占9.9%，交流式只占1.9%的市场份额。

www.docin.com

11

赛迪顾问股份有限公司是中国首家上市、首家通过GB/T19001-2008/ISO9001:2008标准认证的咨询公司。
本报告书归赛迪顾问股份有限公司版权所有，未经协议授权，禁止提供给其它单位或个人。

Exhibit B

GuangDong Tuo Jin Law Firm
Jai Yang Building, 10th Floor
Yang Jaing City
Guang Dong Province, China

December 16, 2009

William Blair & Company, L.L.C.
222 West Adams Street, 34th Floor
Chicago, IL 60606
As Representative of Underwriters

Dear Sir or Madam,

GuangDong Tuo Jin Law Firm is a law firm legally registered in the People's Republic of China (hereinafter known as "China" or "PRC"). We are lawyers duly qualified to practice law within the PRC and are authorized by the PRC Ministry of Justice to practice and to issue legal opinions in relation to laws of the PRC, and such qualification and authorization have not been revoked, suspended, restricted or limited in any manner whatsoever. We have acted as PRC legal counsel for Deer Consumer Products, Inc., a company incorporated under the laws of the State of Nevada (the "**Company**").

This opinion is issued and delivered pursuant to Section 7(h)(iii) of the Underwriting Agreement dated December 10, 2009, between the Company and William Blair & Company, L.L.C. as the Representative of Underwriters (the "Underwriting Agreement"). Capitalized terms used herein but not otherwise defined herein shall have the same meanings ascribed to them in the Underwriting Agreement.

In issuing this legal opinion, we have referred to the originals and duplicates of the relevant documents and/or facts and information furnished by the Company.

In addition, we have made the necessary inquiries and consultations (verbally and/or in writing) with all the PRC Governmental Bodies and have conducted such legal research and analysis as we consider necessary, advisable or desirable.

In issuing this legal opinion, we have assumed, unless the context requires otherwise or otherwise expressed herein:

(a) that all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to their originals;

William Blair & Company, L.L.C.
December 16, 2009
Page 2 of 6

(b) that all documents have been validly authorized, executed and delivered by all of the parties thereto; and

(c) that the signatures, seals and chops on the documents submitted to us are genuine.

Based on the foregoing examinations and assumptions and our review of the relevant documents, we are of the opinion that:

1) Winder Electric Co., Ltd., a company organized under the PRC laws ("**Winder**"), has been duly organized and is validly existing as a wholly foreign owned enterprise with limited liability under the PRC laws, and Delta International Limited, a company organized under the PRC laws ("**Delta**", and together with Winder, the "**PRC Subsidiaries**" and each, a "**PRC Subsidiary**"), has been duly organized and is validly existing as a domestic enterprise with limited liability under the PRC laws; the business license of each PRC Subsidiary is in full force and effect; Winder has been duly qualified as a foreign invested enterprise; 100% of the equity interests of Winder are owned by Deer International Group Limited ("**Deer International**"), a company incorporated under the laws of the British Virgin Island, which is in turn wholly owned by the Company, and 100% of the equity interests of Delta are owned by Winder; and to the best of our knowledge after due inquiry and after lien searches at the relevant PRC Governmental Bodies, including the State Administration for Industries and Commerce, the equity interests of each PRC Subsidiary are free and clear of all liens, encumbrances, equities or claims; the articles of association, the business license, the approval certificate and other constituent documents (as applicable) of each PRC Subsidiary comply with the requirements of applicable PRC laws and are in full force and effect and there is no governmental inquiry or action to invalidate or otherwise question the legality and validity of these documents;

2) All of the issued equity interests of each PRC Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable; each PRC Subsidiary has obtained all approvals, authorizations, consents and orders, and has made all filings and registrations that are required under the PRC laws for the indirect ownership by the Company, and the direct ownership by Deer International and Winder, as the case maybe, of the equity interests of the PRC Subsidiaries; and there are no other outstanding equity interests, rights, warrants or options to acquire, or instruments convertible into or exchangeable for, nor any agreements or other obligations to issue or other rights to convert any obligation into, any equity interest in any PRC Subsidiary;

3) Except as noted in 3)(A) below, after lien searches at the relevant PRC Governmental Bodies, including the State Administration for Industries and Commerce, each PRC Subsidiary has legal and valid title to all of its properties and assets, free and clear of all liens, charges, encumbrances, equities, claims, defects, options and restrictions. Each lease agreement to which any of the PRC Subsidiaries is a party is duly executed, legally binding and duly registered with the relevant PRC Government Bodies; the leasehold interests of each PRC Subsidiary are fully protected by the terms of the lease agreements, which are valid, binding and enforceable in accordance with their respective terms under the PRC laws; and none of the PRC Subsidiaries owns, operates, manages or has any other right or interest in any other real property of any kind;

3)(A) The following land use right granted to and buildings owned by Winder have been mortgaged to the Bank of China Limited, Shenzhen Branch for the loan advanced

William Blair & Company, L.L.C.
December 16, 2009
Page 3 of 6

to Winder:

(i) the land use rights to the land located at Zhan Gang Science & Technology Park, Yangjiang High&New Technological Development Zone, with the area of 18,266.08 square meters;

(ii) the land use rights to the land located at No.1 District 3, Municipal Industrial Park, Zhan Gang Industrial Corridor, Yangjiang City, with the area of 33,728 square meters, and the buildings erecting on this piece of land with the area of 15,030 square meters.

4) Each PRC Subsidiary has all necessary licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all declarations, registrations and filings with, all PRC Governmental Bodies to own, lease, license and use its properties, assets and conduct its business in the manner described in the Prospectus and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions or conditions not described in the Prospectus; except as disclosed in the Prospectus, each PRC Subsidiary has no reason to believe that any PRC Governmental Body is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits and each PRC Subsidiary is in compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits in all material respects;

5) Each PRC Subsidiary has paid all income tax and other taxes in the PRC and has made all contributions to the endowment insurance, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, collective housing fund and other social security contributions as required by the PRC laws.

6) All dividends and other distributions declared and payable upon the equity interests in Delta shall, under the PRC laws, be paid to Winder in Renminbi. All dividends and other distributions declared and payable upon the equity interests in Winder may, under the PRC laws, be paid to Deer International in Renminbi that may be converted into U.S. dollars and be freely transferred out of the PRC, and all such dividends and other distributions accumulated before January 1, 2008 are not and will not be subject to withholding or other taxes under the PRC laws, while such dividends and other distributions after January 1, 2008 will be subject to withholding tax which is 10%. After that, the dividends and other distributions may be paid to the Deer International without the necessity of obtaining any Authorization in the PRC except for the SAFE's approval, which can be obtained routinely;

7) To the best of our knowledge after due inquiry, none of the Company, Deer International or any PRC Subsidiary is (A) in breach of or in default under any PRC laws, or (B) in breach of or in default under any approval, consent, waiver, registration, authorization, exemption, permission, endorsement or license granted by any PRC Governmental Body; to the best of our knowledge after due inquiry, each PRC Subsidiary is not (X) in violation of its constituent documents, business licenses or permits or (Y) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;

William Blair & Company, L.L.C.
December 16, 2009
Page 4 of 6

8) The statements in the Prospectus under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", and the statements in Item I on the Company's Form 10-K for the year ended December 31, 2008 under "Business – Governmental and Environmental Regulations", to the extent such statements relate to matters of the PRC laws or to the provisions of documents therein described, are true, correct and fair in all material respects, and nothing has been omitted from such statements which would make the same misleading in any material respect;

9) Each PRC Subsidiary is the exclusive owner or licensee of all right, title and interest in and to the intellectual property of which it has obtained registration certificates from competent PRC Governmental Bodies, or perpetual, exclusive, worldwide and royalty-free licenses from the owners (the "**Intellectual Property**"), and the Company, Deer International or each PRC Subsidiary has a valid right to use the Intellectual Property registered in the PRC as currently used or as currently contemplated to be used by the Company , Deer International or each PRC Subsidiary, in each case, as described in the Prospectus;

10) To the best of our knowledge after due inquiry, neither the Company nor any of its subsidiaries (the "**Subsidiaries**"), including but not limited to the PRC Subsidiaries, are infringing, misappropriating or violating any intellectual property right of any third party in the PRC; and no Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property that would impair the validity or enforceability of such Intellectual Property;

11) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the government of the PRC or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the respective accounts of the Underwriters or the sale and delivery outside the PRC by the Underwriters of the Shares to the initial purchasers thereof in the manner contemplated in the Prospectus;

12) The indemnification and contribution provisions set forth in Section 10 of the Underwriting Agreement do not contravene the PRC laws;

13) To the best of our knowledge after due inquiry, there are no legal, arbitration or governmental proceedings in the PRC pending to which any PRC Subsidiary, Deer International or the Company is a party or of which any property of any of them is the subject which, if determined adversely, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company or the PRC Subsidiaries; and no such proceedings are threatened or contemplated by any PRC Governmental Body or threatened by others in the PRC;

14) The issue and sale of the Shares being delivered at the First Closing Date and the compliance by the Company with all of the provisions of the Underwriting Agreement and the consummation of the transactions therein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or the Subsidiaries including but not limited to the PRC Subsidiaries are a party or by which the Company or the Subsidiaries are bound or to which any of the property or assets

William Blair & Company, L.L.C.
December 16, 2009
Page 5 of 6

of the Company or the Subsidiaries is subject, nor will such action result in any violation of the provisions of the articles of association, business license or other constituent documents of the Company or the Subsidiaries or any statute or any order, rule or regulation of any PRC Governmental Body having jurisdiction over the Company or the Subsidiaries or any of their properties;

15) No Authorization of or with any PRC Governmental Body in the PRC is required for the issue and sale of the Shares, the listing of the Shares on the NASDAQ Global Market, or the consummation of the transactions contemplated by the Underwriting Agreement, except such Authorizations as have been duly obtained in compliance with the PRC laws and are in full force and effect; and the issue and sale of the Shares, the compliance by the Company with all of the provisions of the Underwriting Agreement, and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any law or statute or any order, rule or regulation of any PRC Governmental Body;

16) On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission ("**CSRC**"), the Ministry of Commerce ("**MOFCOM**"), and the State Administration of Foreign Exchange ("**SAFE**") promulgated the revised Rules on the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "**Rules**"), which became effective on September 8, 2006. The Rules indicate that an offshore special purpose vehicle formed for listing purposes and controlled directly or indirectly by PRC companies or individuals (a "**SPV**") using its shares to acquire an equity interest in a PRC company (i.e., through a share exchange) must obtain the approval of the CSRC prior to the listing and trading of such SPV's securities on an overseas stock exchange. The Rules also indicate that the provisions therein only apply to the acquisition by foreign investors of a domestic non-foreign-funded enterprise. The Company acquired Winder through acquiring the entire issued share capital of Deer International through a share exchange transaction completed on September 3, 2008. On April 1, 2008, Deer International acquired 100% equity interest in Winder, which was incorporated as a foreign invested enterprise and remained a foreign invested enterprise at the time of acquisition, and Winder incorporated Delta as a domestic company in the PRC on February 23, 2006. With regard to the acquisition of Winder by Deer International, Deer International and Winder have obtained all necessary approvals from PRC Governmental Bodies, including the Economic Development Bureau of Yangjiang High-tech Industry Development Zone, the competent Guangdong Administration for Industry & Commerce and SAFE. Because Winder was a foreign invested enterprise at the time of acquisition by Deer International, the Rules did not and do not apply to this acquisition and the subsequent acquisition of Deer International by the Company, and each of the Company, Deer International or Winder did not and does not need to initiate an application for retroactive recognition by the CSRC for being listed and traded on the OTCBB, NASDAQ Capital Market, and the subsequent listing and trading of the Company's Shares on NASDAQ Global Market did not and do not require approval by the CSRC. The Rules do not and will not apply to the consummation of the transactions contemplated by the Underwriting Agreement, nor is any of the CSRC, MOFCOM, SAFE or other PRC governmental approval required in connection with the above. The Company and its Subsidiaries have received all proper and necessary approvals, permits and authorizations from PRC Governmental Bodies for its business transactions;

17) The descriptions of the Government Regulations set forth in the Prospectus on PRC regulations under the caption "Business" are true, complete and fair in all material respects;

William Blair & Company, L.L.C.
December 16, 2009
Page 6 of 6

18)To the best of our knowledge after due inquiry, the Company's Chairman and majority shareholder, Mr. Ying He, has all necessary licenses, consents, authorizations, registrations, approvals, orders, certificates and permits of and from, and has made all declarations, registrations and filings with SAFE and all other PRC Governmental Bodies in connection with or related to his ownership and share capital of the Company; Mr. He's ownership of share capital in the Company does not contravene any provision of applicable law or statute, or rule or regulation of SAFE or any other PRC Governmental Body;

19) Although we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus, we have no reason to believe, insofar as the PRC laws are concerned, that (a) the Registration Statement (other than the financial statements and related schedules therein, as to which we express no opinion), when it became effective, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading or (b) the Prospectus (other than the financial statements and related schedules therein, as to which we express no opinion), at the time the Prospectus was filed with the Commission or at the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein not misleading; and

20) The entry into, and performance or enforcement of the Underwriting Agreement in accordance with its terms will not subject the Underwriters to any requirement to be licensed or otherwise qualified to do business in the PRC, nor will the Underwriters be deemed to be resident, domiciled, carrying on business through an establishment or place in the PRC or in breach of any laws or regulations in the PRC by reason of entry into, performance or enforcement of the Underwriting Agreement.

This opinion is rendered only with respect to the PRC laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction.

This opinion is given solely for the benefit of the persons to whom it is addressed. It may not, without our prior written permission, be relied upon by anyone else or used for any other purpose.

Yours Faithfully,

GuangDong Tuo Jin Law Firm

Exhibit C

Left Side

Corporate Business Certificate

(Duplicate)

Registration No. 441700400000276

(Duplicate No: 1-1)

Name :	Guangdong Deer Electronic Co, Ltd (Winder Co, Ltd)
Address:	Industrial Development Zone, Area 3-1,
	Yangjiang
Corporate Representative:	Fa Min He
Registered Capital:	Fifty Seven Million and Two Hundred Thousand US Dollars ($57,200,000 USD)
Contributed Capital:	Thirty Three Million and Seven Fifty Nine Thousand and Nine Hundred and Ninety US Dollars ($33,759,990 USD)
Form of Corporate:	Limited Liability Corporation (Foreign Corporate Investor Only)
Scope of Business:	Manufacture and sale of home appliance, IC home, mode design, hardware and plastic product, aircraft and automobile parts; development and manufacture of all types of motors and electrical machinery automation; recycle and reuse of waste plastic; purchase and exporting of domestic product (some national restriction applied when specially regulated merchandise involved)
Shareholder (promoter)	Deer International Co, Ltd
Period of Business:	**Starting from** July 20 2001 **To** July 19 2016
Date of Incorporation:	July 20 2001

Right Side

Series No.: 1002912

Instruction

1. <Corporate Business Certificate> is the certificate to identify corporate and a permit for its operation.
2. <Corporate Business Certificate> is made in the original and the duplicate, either in equivalent legal effect with the other.
3. < Corporate Business Certificate> shall be displayed in a place of significant wherever at the address of corporate.
4. Any forging, alternation, transferring, renting out or assignment of < Corporate Business Certificate> is prohibited.
5. Whenever a change of the registered item occurs, an application for registration of change and reissuance of <Corporate Business Certificate> is required to be filed with the corporate registration authority.
6. Annual inspection is required between March 1 and June 30.
7. Once <Corporate Business Certificate> is revoked, any business activity other than wind-up is prohibited.
8. As soon as the cancellation is registered, both the original and the duplicate of <Corporate Business Certificate> are required to be returned.
9. In any event when the <Corporate Business Certificate> is damaged or lost, an announcement of nullity is required to be published in a journal designated by the corporate registration authority and an application for replacement is required to be filed.

Annual Inspection Status

2009	2010		
Yangjiang City Industrial and Commercial Administration Jiangcheng Branch Annual Inspection	Yangjiang City Industrial and Commercial Administrationi Jiangcheng Branch Annual Inspection		

Registration Authority: Yangjiang City Industrial and Commercial Administration

January 24 2011

Business License of Legal Entity
(Duplicate)
Registration No.: 340200400005697(1-1)

Name: Deer Technology (An Hui) Co.Ltd
Address:  COMMITTEE BUILDING OF WUHU ECONOMIC-TECHNICAL DEVELOPMENT ZONE
Legal Representative: He Famin
Registered Capital:   USD 2980,0000
Paid-in Capital:       USD 2980.0000
Form of Corporation: Limited Liability Company (Wholly Foreign owned)
Scope of Business:

Production and distribution of household electrical appliances (such as juicers, food processors, electric kettles, rechargeable emergency lights, electric irons, warmers, vacuum cleaners, telephones, electric radiators, electric fryers, meat grinders, water heaters and kitchen ventilators, etc.), integrated circuits for household electrical appliances, airplane parts, automotive parts, air-conditioner parts, environmental protection electrical appliances, healthcare electrical appliances, personal care electrical appliances, manipulators, computer parts, vehicle-mounted electrical appliances, office electrical appliances and kitchen electrical appliances (the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission); designing, production and distribution of molds, plastic and metal products, motors and electrical and mechanical automation products (the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission); purchasing domestic products for export (the said scope of business excludes items restricted or prohibited by the state, items under special administration shall be operated according to relevant state regulations, and license is a prerequisite for items requiring special permission); recycling of waste plastics and modification of plastics (limited to products of the company, the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission).

Shareholder (Sponsor): DEER INTERNATIONAL GROUP LTD..

Business Term: From Apr. 30, 2010 to Apr. 30, 2040

Date of Establishment: Apr. 30, 2010

Instructions
1. The Business License of Legal Entity is the evidence for qualification of an enterprise as a legal person and its legal operations.
2. The Business License of Legal Entity has two copies: the original and the duplicate which have the equal legal effects.
3. The original of the Business License of Legal Entity shall be placed in an eye-catching place of the company's residence.
4. The Business License of Legal Entity shall not be forged, altered, leased, lent or transferred.
5. If the registered items change, the enterprise shall apply to the original registration authority for registration of this change and renew the License.
6. The yearly verification for enterprise shall be carried out by the registration authority within the period from March 1 to June 30 every year.
7. No business operation other than liquidation is permitted after the Business License of Legal Entity is revoked.
8. Both the original and the duplicate of the Business License of Legal Entity shall be returned to the registration authority for conducting cancellation registration.
9. If the Business License of Legal Entity is lost or damaged, the company shall declare it invalid in the newspaper and periodical designated by the company’s registration authority, and shall apply for a new license.

Annual Check Status

Wuhu Industrial
and Commercial
Administration
Bureau (Sealed)

April, 2010

The materials for annual inspection shall be submitted between March 1 and June 30 each year.

Registration authority: Wuhu Industrial and Commercial  Administration Bureau (Sealed)

Sep 7, 2010

Business License of Legal Entity
(Duplicate)
Registration No.: 340200400005701(1-1)

Name: Anlin Technology (An Hui) Co.Ltd
Address:  COMMITTEE BUILDING OF WUHU ECONOMIC-TECHNICAL DEVELOPMENT ZONE
Legal Representative: He Famin
Registered Capital:   USD 1020,0000
Paid-in Capital:       USD 1020.0000
Form of Corporation: Limited Liability Company (Wholly Foreign owned)
Scope of Business:
Production and distribution of household electrical appliances (such as juicers, food processors, electric kettles, rechargeable emergency lights, electric irons, warmers, vacuum cleaners, telephones, electric radiators, electric fryers, meat grinders, water heaters and kitchen ventilators, etc.), integrated circuits for household electrical appliances, airplane parts, automotive parts, air-conditioner parts, environmental protection electrical appliances, healthcare electrical appliances, personal care electrical appliances, manipulators, computer parts, vehicle-mounted electrical appliances, office electrical appliances and kitchen electrical appliances (the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission); designing, production and distribution of molds, plastic and metal products, motors and electrical and mechanical automation products (the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission); purchasing domestic products for export (the said scope of business excludes items restricted or prohibited by the state, items under special administration shall be operated according to relevant state regulations, and license is a prerequisite for items requiring special permission); recycling of waste plastics and modification of plastics (limited to products of the company, the said scope of business excludes items restricted or prohibited by the state, and license is a prerequisite for items requiring special permission).

Shareholder (Sponsor): DEER INTERNATIONAL GROUP LTD..

Business Term: From Apr. 30, 2010 to Apr. 30, 2040

Date of Establishment: Apr. 30, 2010

Instructions
1. The Business License of Legal Entity is the evidence for qualification of an enterprise as a legal person and its legal operations.
2. The Business License of Legal Entity has two copies: the original and the duplicate which have the equal legal effects.
3. The original of the Business License of Legal Entity shall be placed in an eye-catching place of the company's residence.
4. The Business License of Legal Entity shall not be forged, altered, leased, lent or transferred.
5. If the registered items change, the enterprise shall apply to the original registration authority for registration of this change and renew the License.
6. The yearly verification for enterprise shall be carried out by the registration authority within the period from March 1 to June 30 every year.
7. No business operation other than liquidation is permitted after the Business License of Legal Entity is revoked.
8. Both the original and the duplicate of the Business License of Legal Entity shall be returned to the registration authority for conducting cancellation registration.
9. If the Business License of Legal Entity is lost or damaged, the company shall declare it invalid in the newspaper and periodical designated by the company’s registration authority, and shall apply for a new license.

Annual Check Status

Wuhu Industrial
and Commercial
Administration
Bureau (Sealed)

April, 2010

The materials for annual inspection shall be submitted between March 1 and June 30 each year.

Registration authority: Wuhu Industrial and Commercial  Administration Bureau (Sealed)

Sep 7, 2010

Exhibit D

INSTRUMENT OF TRANSFER

50HZ ELECTRIC LIMITED
赫茲電器有限公司

I/We, HE Ying 賀穎

of Area 2, Floor 1, M-6 Building, Central District, Hi-Tech District, Technology Garden, Nanshan District, Shenzhen, China

in consideration of the sum of

paid to me/us by (name) 淡仲民

(occupation)

of (address) Room 43, 83 Zu, Lou Jun Cun, Shang Zhen, Danfeng Country, Shaanxi, China

(hereinafter "the said Transferee")

do hereby transfer to the said Transferee the - 9,000 - Ordinary share(s)

numbered

standing in my/our name in the register of:-

50HZ ELECTRIC LIMITED
赫茲電器有限公司

to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we, the said Transferee do hereby agree to take the said share(s) subject to the same conditions.

Witness our hands the

Witness to the signature(s) of the Transferor -

Witness's name and address:

HE Ying 賀穎

Witness to the signature(s) of the Transferee -

Witness's name and address:

淡仲民 15/10.08

淡仲民

Our Ref. (GL)
Doc. No. 48280015

P & B Management Services Limited (Ts-Iot.Frm)

SOLD NOTE

Transferee 淡仲民

Address Room 43, 83 Zu, Lou Jun Cun, Shang Zhen, Danfeng Country, Shaanxi, China

Occupation

Name of company in which the share(s) to be transferred -

50HZ ELECTRIC LIMITED
赫茲電器有限公司

Number of share(s) - 9,000 - Ordinary of $ 1.00 each

Consideration received

(Transferor) HE Ying 賀穎

Hong Kong, Dated

BOUGHT NOTE

Transferor HE Ying 賀穎

Address Area 2, Floor 1, M-6 Building, Central District, Hi-Tech District, Technology Garden, Nanshan District, Shenzhen, China

Occupation Merchant

Name of company in which the share(s) to be transferred -

50HZ ELECTRIC LIMITED
赫茲電器有限公司

Number of share(s) - 9,000 - Ordinary of $ 1.00 each

Consideration paid

(Transferee) 淡仲民 15/10.08
淡仲民

Hong Kong, Dated

Our Ref. (GL)
Doc. No. 48280015

P & B Management Services Limited (Ts-Bnsn.Frm)

INSTRUMENT OF TRANSFER

50HZ ELECTRIC LIMITED
赫茲電器有限公司

I/We, HE Fa Min 賀發民

of 29B, Block 2, DuShi Yang Ming Yuan ShenNan ZhongLu, ShenZhen, China

in consideration of the sum of

paid to me/us by (name) 淡仲民

(occupation)

of (address) Room 43, 83 Zu, Lou Jun Cun, Shang Zhen, Danfeng Country, Shaanxi, China

(hereinafter "the said Transferee")

do hereby transfer to the said Transferee the - 500 - Ordinary share(s)

numbered

standing in my/our name in the register of:-

50HZ ELECTRIC LIMITED
赫茲電器有限公司

to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I/we hold the same at the time of execution hereof. And I/we, the said Transferee do hereby agree to take the said share(s) subject to the same conditions.

Witness our hands the

Witness to the signature(s) of the Transferor -

Witness's name and address:

HE Fa Min 賀發民

Witness to the signature(s) of the Transferee -

Witness's name and address:

淡仲民 15/10.08

淡仲民

Our Ref. (GL)
Doc. No. 48280014

P & B Management Services Limited (Ts-Iot.Frm)

SOLD NOTE

Transferee 渼仲民

Address Room 43, 83 Zu, Lou Jun Cun, Shang Zhen, Danfeng Country, Shaanxi, China

Occupation

Name of company in which the share(s) to be transferred -

50HZ ELECTRIC LIMITED
赫茲電器有限公司

Number of share(s) - 500 - Ordinary of $ 1.00 each

Consideration received

(Transferor) [signature]
HE Fa Min 賀發民

Hong Kong, Dated

BOUGHT NOTE

Transferor HE Fa Min 賀發民

Address 29B, Block 2, DuShi Yang Ming Yuan ShenNan ZhongLu, ShenZhen, China

Occupation

Name of company in which the share(s) to be transferred -

50HZ ELECTRIC LIMITED
赫茲電器有限公司

Number of share(s) - 500 - Ordinary of $ 1.00 each

Consideration paid

(Transferee) [signature] 15/10.08
渼仲民

Hong Kong, Dated

Our Ref. (GL)
Doc. No. 48280014

P & B Management Services Limited (Tr-Bnm.Frm)